[AIG Letterhead]
July 12, 2010
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 10-K for the Year Ended December 31, 2009 Definitive Proxy Statement on Schedule 14A, filed April 12, 2010 File No. 001-8787
Dear Mr. Riedler:
We are in receipt of your letter dated June 25, 2010 with respect to the disclosures of American International Group, Inc. (AIG) included in its definitive Proxy Statement, dated April 12, 2010 (Proxy Statement), and incorporated by reference into AIG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (Form 10-K). This letter sets forth AIG’s responses to the Staff’s comments contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 10-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the Commission) from taking any action with respect to the Form 10-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comments below to facilitate your review.
Form 10-K for Fiscal Year Ended December 31, 2009 Definitive Proxy Statement on Schedule 14A, filed April 12, 2010
1.	In response to our May 18, 2010 letter you sent us supplementally a copy of the performance metrics for Mr. Benmosche approved by the Office of the Special Master. Please submit that correspondence electronically in EDGAR or, if you are seeking confidential treatment for that information, please submit via EDGAR a request to keep the information confidential pursuant to Rule 83.

AIG Response:

AIG is submitting a copy of the performance metrics for Mr. Benmosche electronically in EDGAR as Attachment A to this letter.
Election of Series E and Series F Directors, page 19
2.	We note your response to our prior comment 1 and reissue the comment. We disagree with your analysis. You are required by Item 10 of Form 10-K to provide information responsive to Item 401(e) of Regulation S-K. Item 401(e) of Regulation S-K requires “for each director or person nominated or chosen to become a director” disclosure of experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. The information required by Item 10 of Form 10-K must be disclosed regardless of who nominates the director.

AIG Response:
In considering the Staff’s comment, AIG believes that it would be useful to provide the background to the election of Messrs. Layton and Rittenmeyer to AIG’s Board of Directors.

As a result of AIG’s failure to pay quarterly dividends on its Series D Fixed Rate Cumulative Perpetual Preferred Stock, Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock and Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, the United States Department of the Treasury (Treasury Department) became entitled to nominate and elect directors to AIG’s Board of Directors. No other shareholder was entitled to vote for these nominees, and the Treasury Department was not required to file any information concerning these nominees on a proxy statement as it was not soliciting proxies with respect to its nominees. As disclosed on page 23 of the Proxy Statement, “neither the Board of Directors nor the Nominating and Corporate Governance Committee [made] any recommendation as to [the nomination of Mr. Layton or Mr. Rittenmeyer].” Moreover, AIG’s Board of Directors did not in any way solicit proxies for Messrs. Layton or Rittenmeyer. Only the Treasury Department was entitled to vote on the election of Messrs. Layton and Rittenmeyer. AIG included the information with respect to the Treasury Department’s nominees, although it was not required to as described below, in order that AIG’s shareholders would have information concerning all members of AIG’s Board of Directors. As the Proxy Statement makes clear, this information is provided by the Treasury Department to AIG. The information not included with respect to Item 401(e) is a brief discussion of the specific experience, qualifications, attributes or skills “that led to the conclusion that the person should serve as a director for the registrant.” AIG’s Board of Directors is not required to reach such a conclusion. When and if such persons were to be nominated by the Board of Directors of AIG, such disclosure would be required.

In this context, AIG believes that it was not obligated to provide and, therefore, assume liability for, Item 401(e) disclosures with respect to Mr. Layton or Mr. Rittenmeyer.

As an initial matter, Instruction 5 to Item 401(a) expressly provides that “with regard to proxy statements in connection with action to be taken concerning the election of directors, if the solicitation is made by persons other than management, information shall be given as to nominees of the persons making the solicitation. In all other instances, information shall be given as to directors and persons nominated for election or chosen by management to become directors” (emphasis added). This Instruction is consistent with the Release adopting Item 401(e): “The final rules require companies to disclose for each director and any nominee for director the particular experience, qualifications, attributes or skills that led the board to conclude that the person should serve as a director for the company as of the time that a filing containing this disclosure is made with the Commission. The same disclosure, with respect to any nominee for director put forward by another proponent, would be required in the proxy soliciting materials of that proponent.” Release No. 33,9089, Proxy Disclosure Enhancements, [2009-2010 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 88,827 at 84,432 (Dec. 16, 2009) (footnote omitted).

Second, the Staff’s position is inconsistent with the Commission’s position in its shareholder access proposals. The Commission has been clear that an issuer will not “be responsible for information...provided by the nominating shareholder or group.” Release No. 33,9046, Facilitating Shareholder Director Nominations, [2009 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 88,639 at 82,392 (June 10, 2009). This is also consistent with the two prior Releases proposing rules granting shareholders access to companies’ proxy materials to nominate directors: “The proposed rules contain express language, modeled on Exchange Act Rule 14a-8(l)(2), providing that the company would not be responsible for [the nominating security holder’s or nominating security holder group’s] disclosure.” Release No. 34,56160, Shareholder Proposals, [2007 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 87,935 at 85,131 (Jul. 27, 2007) (footnote omitted); Release No. 34,48626, Security Holder Director Nominations, [2003-2004 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 87,101 at 88,425 (Oct. 14, 2003).

For these reasons, AIG does not believe that it was required to provide and, therefore, assume liability for, Item 401(e) information for either Mr. Layton or Mr. Rittenmeyer.

AIG would like this response to be shared with Paul Belvin, Associate Director of the Division of Corporation Finance, and the Office of the Chief Counsel and would appreciate the opportunity to discuss this response with Mr. Belvin and the appropriate people at the Office of the Chief Counsel. In order to facilitate resolution of this issue, representatives of AIG would be pleased to meet with the Staff.

Incentive Awards, page 48
3.	We note your response to our prior comment 2 and reissue the comment part. Your disclosure in the proxy statement suggests that the performance metrics were a material factor considered by the Compensation Committee when making award determinations. In that case, the quantitative criteria included within some of the metrics for your NEOs (other than Mr. Benmosche) would similarly be a material factor that would need to be disclosed. In the alternative, if the performance metrics were not a material factor considered by the Compensation Committee when making award determinations, the disclosure would need to be revised to clarify that and discuss how the Committee made the award determinations. Please revise your disclosure accordingly.

AIG Response:
AIG respectfully reiterates its view that the disclosure of specific, quantitative performance targets for its named executive officers is immaterial in the specific and unique context of AIG’s 2009 compensation program. As stated in AIG’s response to the Staff’s prior comment 2, AIG fully expects to provide quantitative information regarding its 2010 performance metrics in the proxy statement for its 2011 annual meeting. AIG has agreed to provide this disclosure because the operation of its 2010 compensation program is materially different.

AIG also previously provided Mr. Benmosche’s approved 2009 performance metrics supplementally to the Staff. It is similarly willing to provide supplementally the specific 2009 performance metrics for the other named executive officers and to submit that information electronically. In the context of explaining the material information necessary to an understanding of AIG’s 2009 compensation policies, however, AIG believes that such disclosure is both not required and counterproductive.

Pursuant to Item 402(b) of Regulation S-K and Instruction 1 thereto, AIG is required to disclose information that is both “material” and “necessary to an understanding of [AIG’s] compensation policies and decisions regarding the named executive officers.” Moreover, pursuant to Instruction 3 to Item 402(b), the Compensation Discussion and Analysis should focus on the “most important factors relevant to analysis of [compensation] policies and decisions.” AIG believes that it has done this at pages 48-49 of the Proxy Statement.

In its “Observations in the Review of Executive Compensation Disclosure”, the Staff specifically notes that, “[r]ather than presenting a specific requirement to disclose corporate and individual performance targets, the Commission adopted a principles-based disclosure model in which a company determines whether performance targets are a material element of its compensation policies and decisions.” Following customary principles, AIG concluded that the specific quantitative performance targets were immaterial for the following reasons:

1.	Performance metrics for AIG’s named executive officers (other than Mr. Benmosche) were set at the end of the year, after most of the relevant performance had already been completed.

2.	The performance metrics and any targets included therein were set through discussions with, and approved by, the Office of the Special Master for TARP Executive Compensation.

3.	Specific quantitative targets are not used in any set formula for determining compensation outcomes; rather, as discussed in the Proxy Statement, they are one of many factors considered as part of a subjective decision-making process by the Compensation and Management Resources Committee.

4.	The performance metrics for each named executive officer are numerous, and each individual target has little effect on the named executive officer’s compensation. Instead of providing useful information, an elaboration of every specific target would overwhelm shareholders and investors with data that is at best marginally relevant to understanding the totality of AIG’s compensation decisions. If one were to assume, solely for purposes of this discussion, that each factor was equally weighted and part of a set formula, the effect of any individual quantitative criterion on a named executive officer’s total compensation would have been less than 4 percent.

		# of Quant.			Incentive % of	% of Total Comp.
Executive	# of Metrics	Metrics	Total Comp.	Incentive Comp.	Total Comp.	per Metric
Benmosche[1]	10	6	$4,087,327	$1,380,797	33.78%	3.38%
Herzog	13	7	$6,147,565	$833,333	13.56%	1.04%
Martin	10	5	$10,193,191	$3,300,000	32.37%	3.24%
Moor	14	11	$10,404,836	$2,000,000	19.22%	1.37%
Walsh	14	11	$9,338,687	$3,480,000	37.26%	2.66%

[1]	Total compensation figure for Mr. Benmosche includes TARP RSUs incentive award which was not granted until 2010 and therefore not included in the Summary Compensation Table in the Proxy Statement.
AIG would appreciate the opportunity to talk with Paul Belvin, Associate Director of the Division of Corporation Finance, and the Office of the General Counsel about the foregoing, as AIG believes disclosure of quantitative targets under these circumstances is inconsistent with previous Staff positions and the precedent in this area. Representatives of AIG would be pleased to meet with the Staff to bring this matter to a prompt resolution.

4.	We note your response to our prior comment 3 and reissue that comment. Your disclosure should provide an analysis of the achievement of the performance metrics (whether quantifiable or not). It is not sufficient to simply state that target performance levels were “substantially achieved or exceeded.” Your disclosure should discuss the achievements the Committee considered when making its award determination (for example, the extent to which AIG’s talent pool stabilized, the extent to which Chartis avoided the use of capital from AIG parent, etc.)
     AIG Response:
AIG believes that reading the statement that the Committee and Management Resources Committee determined that target performance levels “were substantially achieved or exceeded” in isolation mischaracterizes AIG’s disclosure of its analysis. As noted by John White in his October 9, 2007 speech at the 2nd Annual Proxy Disclosure Conference and reiterated by Shelley Parratt in her November 9, 2009 speech at the 4th Annual Proxy Disclosure Conference, a company’s Compensation Discussion & Analysis should cover how its compensation committee used certain tools to determine compensation amounts and why it reached its decisions, while avoiding unnecessary process-oriented details. AIG believes it has done this at pages 48-49 of the Proxy Statement, which detail the metrics used by the Committee to determine incentive compensation, as well as the named executive officers’ performance with respect to those metrics and the Committee’s decision to award incentive compensation at the target level in light of performance generally at or above target.

As with comment 3, representatives of AIG are willing to meet with the Staff to resolve this comment.
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel

Attachment A
The following are the criteria that the Compensation and Management Resources Committee shall consider in evaluating CEO performance for purposes of evaluating the amount of any annual long-term award (as referred to in your employment letter). The results against these metrics will be evaluated by the Committee in light of the circumstances and publicly reported in its Compensation Discussion and Analysis for 2009.
1.	Risk Management and Capital Preservation
•	No negative change in S&P and Moody’s rating or outlook on holding company senior unsecured debt.

•	Maintenance and enhancement of appropriate control environment.
2.	Repayment of Debt
•	Closing Special Purpose Vehicle on ALICO resulting in reduction of $9 billion debt to Federal Reserve.

•	Closing Special Purpose vehicle with respect to AIA resulting in reduction of $16 billion debt to Federal Reserve.
3.	Restructuring
•	Review existing restructuring plan, revise as determined appropriate in the current environment and receive Board approval of revised plan, all to ensure continued stabilization of business.

•	Review expense structure and management process; develop plan for cost reductions and controls, where appropriate.
4.	Business Unit Performance
•	Life and Retirement Services: Improvement in level of sales, net flows, retention rates of customers, re-engagement of currently suspended distributors in DLRS.

•	Chartis: Improvement in customer retention and maintenance of discipline in pricing and terms and conditions in underwriting standards in Chartis lines of business.

•	Financial Products: Continued de-risking of books.
5.	Talent Stabilization
•	Evaluate, identify and retain critical senior executive talent at corporate center and major business units required to implement business restructuring and execute operating plans.
The Committee reserves the authority, in its sole discretion, to reduce or eliminate any long-term award on the basis of its overall evaluation of CEO and/or AIG performance (notwithstanding full or partial satisfaction of the preceding criteria).